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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

WESTPORT RESOURCES CORPORATION
(FORMERLY KNOWN AS BELCO OIL & GAS CORP.)
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

961418100
(CUSIP Number)

C/O HOWARD L. BOIGON
1670 BROADWAY STREET
SUITE 2800
DENVER, COLORADO 80202
(303) 573-5404
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

STEPHEN W. JOHNSON, ESQUIRE
REED SMITH LLP
435 SIXTH AVENUE
PITTSBURGH, PENNSYLVANIA 15219
(412) 288-3131

October 21, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The total number of shares of Common Stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation ("Issuer"), reported herein is 13,014,652 shares, which constitutes 19.35% of the total number of shares outstanding as of August 1, 2003. Ownership percentages set forth herein are based on the Issuer's Form 10-Q filed on August 14, 2003, which disclosed that there were 67,246,667 shares of Common Stock of Issuer outstanding, and 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

CUSIP No. 961418100	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ERI Investments, Inc.
51-0370098

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		13,006,152
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		13,006,152
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,006,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.34%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 961418100	Page 3 of 8

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equitable Resources, Inc.
25-0464690

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

	7	SOLE VOTING POWER
NUMBER OF		13,006,152(1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		13,006,152(1)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,006,152(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.34%

14	TYPE OF REPORTING PERSON
CO

(1)
Includes 13,006,152 shares of Issuer Common Stock held by ERII, a wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"). Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by ERII.

CUSIP No. 961418100	Page 4 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Murry S. Gerber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		13,012,652(2)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		13,012,652(2)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,012,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.35%

14	TYPE OF REPORTING PERSON
IN

(2)
Includes (i) 13,006,152 shares of Issuer Common Stock held by ERII, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly. Mr. Gerber disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by ERII.

CUSIP No. 961418100	Page 5 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David L. Porges

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7	SOLE VOTING POWER
NUMBER OF		13,008,152(3)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		13,008,152(3)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,008,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.34%

14	TYPE OF REPORTING PERSON
IN

(3)
Includes (i) 13,006,152 shares of Issuer Common Stock held by ERII, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (ii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges. Mr. Porges disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by ERII.

CUSIP No. 961418100	Page 6 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equitable Production Company
25-0724685

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

	7	SOLE VOTING POWER
NUMBER OF		0(4)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0(4)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

(4)
On May 19, 2003, Equitable Production Company ("EQT Production") donated 27,550 shares of Issuer Common Stock to Equitable Resources Foundation, Inc. (the "Foundation") that had been acquired by capital contribution from ERII on March 28, 2003.

CUSIP No. 961418100	Page 7 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NORESCO Holdings, Inc.
04-3584666

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0(5)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0(5)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

(5)
On May 19, 2003, NORESCO Holdings, Inc. ("NORESCO") donated 15,800 shares of Issuer Common Stock to the Foundation that had been acquired by capital contribution from ERII on March 28, 2003.

CUSIP No. 961418100	Page 8 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Equitable Resources Foundation, Inc.
04-3747289

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

	7	SOLE VOTING POWER
NUMBER OF		0(6)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		0
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0(6)
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

(6)
On May 20, 2003, the Foundation sold 43,350 shares of Issuer Common Stock that were acquired by gift from EQT Production and NORESCO. EQT Production and NORESCO donated 27,550 shares and 15,800 shares of Issuer Common Stock, respectively, to the Foundation on May 19, 2003 that had been acquired by capital contribution from ERII on March 28, 2003.

THIS AMENDMENT NO. 2 TO SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 7, 2003, THE "SCHEDULE 13D"). THE SCHEDULE 13D IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation ("Issuer"). The principal executive offices of the Issuer are located at 1670 Broadway Street, Suite 2800, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is being filed by ERI Investments, Inc., a Delaware corporation ("ERII"), Equitable Resources, Inc., a Pennsylvania corporation ("Equitable"), Equitable Production Company, a Pennsylvania corporation ("EQT Production"), NORESCO Holdings, Inc., a Delaware corporation ("NORESCO"), Equitable Resources Foundation, Inc., a tax-exempt, charitable foundation incorporated under the laws of Pennsylvania (the "Foundation" and collectively with ERII, Equitable, EQT Production and NORESCO, the "ERII Entities"), and the following individuals: Murry S. Gerber and David L. Porges.

        ERII's principal business is to serve as a holding company for various subsidiaries and affiliates of Equitable. The address of ERII's principal office is: 801 West Street, 2nd Floor, Wilmington, Delaware 19801. The principal business of Equitable is to serve as an integrated energy company with an emphasis on Appalachian area natural gas supply, natural gas transmission and distribution and leading-edge energy management services for customers throughout the United States and selected foreign markets. The address of its principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. EQT Production's principal business is the unregulated production of natural gas in the Appalachian Basin. The address of EQT Production's principal office is: Four Allegheny Center, 9th Floor, Pittsburgh, Pennsylvania 15212-5255. NORESCO's principal business is to serve as a holding company of (i) unregulated subsidiary companies that provide energy management services and market natural gas and (ii) various other businesses and enterprises. The address of its principal office is: 1 Research Drive, Suite 400C, Westborough, MA 01581. The Foundation is a private charitable foundation established to make charitable grants in the communities where Equitable and its subsidiaries do business to satisfy Equitable's company-wide community charitable giving obligations. The address of the Foundation's principal office is: One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, Pennsylvania 15219. Murry S. Gerber is the Chairman, President and Chief Executive Officer of Equitable. David L. Porges is the Executive Vice President and Chief Financial Officer of Equitable. The address of each of Mr. Gerber and Mr. Porges is: One Oxford Centre, Suite 3300, 301 Grant Street, Pittsburgh, Pennsylvania 15219. Mr. Gerber and Mr. Porges are United States citizens.

        Neither ERII, Equitable, EQT Production, NORESCO, the Foundation nor Messrs. Gerber and Porges, have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The shares of Common Stock to which this statement on Schedule 13D relates were acquired by means other than purchase. The method of acquisition is described in Item 4 below.

ITEM 4. PURPOSE OF THE TRANSACTION

        On August 21, 2001, the stockholders of Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and the stockholders of Westport Resources Corporation, a Delaware corporation ("Westport"), approved and adopted an Agreement and Plan of Merger dated as of June 8, 2001 (the "Merger Agreement") by and between Belco and Westport providing for the merger of Westport with and into Belco (the "Merger"). In connection with the Merger, Belco changed its name to Westport Resources Corporation. In addition, as of the effective time of the Merger, Westport's common stock, par value $0.01 per share ("Old Westport Common Stock") was no longer outstanding and was automatically cancelled and retired, and certificates evidencing shares of Old Westport Common Stock only represented the right to receive, without interest, shares of Issuer. Westport stockholders received one share of Issuer Common Stock for each share of Old Westport Common Stock they owned. ERII was a Westport stockholder and received 13,911,152 shares of Issuer Common Stock in the Merger.

        NORESCO and EQT Production acquired 330,000 shares and 575,000 shares, respectively, of Issuer Common Stock from ERII pursuant to that certain Contribution Agreement dated as of March 28, 2003 among NORESCO, EQT Production and ERII (the "Subsidiary Contribution Agreement").

        On March 28, 2003, the Foundation acquired 861,650 shares (the "Donated Shares") of Common Stock of the Issuer by gift from NORESCO and EQT Production, pursuant to that certain Donor Pledge Agreement dated as of March 28, 2003 among NORESCO, EQT Production, the Foundation and certain parties named therein (the "Donor Pledge Agreement"). NORESCO donated 314,200 shares of Issuer Common Stock to the Foundation. EQT Production donated 547,450 shares of Issuer Common Stock to the Foundation. The Foundation subsequently sold the Donated Shares on March 31, 2003 to fund the Foundation and to provide liquidity for the Foundation's anticipated charitable giving commitments.

        On May 19, 2003, EQT Production and NORESCO donated 27,550 shares and 15,800 shares of Issuer Common Stock, respectively, to the Foundation, which shares had been acquired by capital contribution from ERII on March 28, 2003. On May 20, 2003, the Foundation sold the remaining 43,350 shares of Issuer Common Stock that were acquired by gift from EQT Production and NORESCO. Equitable, Murry S. Gerber and David L. Porges may be deemed to beneficially own shares of Issuer Common Stock held by the Foundation; however, neither Equitable, ERII, Murry S. Gerber, David L. Porges, NORESCO or EQT Production have any pecuniary or other interest in the Foundation or the assets of the Foundation, including in any Issuer Common Stock contributed to the Foundation or the sale proceeds thereof.

        Pursuant to that certain Agreement dated as of March 28, 2003, among ERII, NORESCO, EQT Production and the Foundation (the "Agreement to Limit Sales of WRC Stock"), ERII, NORESCO and EQT Production agreed not to sell any shares of Issuer Common Stock for so long as the Foundation holds any shares of the Issuer Common Stock.

        The descriptions of the Donor Pledge Agreement, Subsidiary Contribution Agreement and Agreement to Limit Sales of WRC Stock contained herein are qualified in their entirety by reference to the applicable agreements, which were filed with the SEC on April 7, 2003 as Exhibit 10.3, Exhibit 10.4 and Exhibit 10.5 to Amendment No. 1 to Schedule 13D, respectively.

        The Termination and Voting Agreement, dated as of October 1, 2003 (the "Voting Agreement") attached hereto as Exhibit 10.1, was entered into among Issuer, Westport Energy LLC, a Delaware limited liability company ("WELLC"), ERII, Medicor Foundation, a Liechtenstein foundation, formed pursuant to the Liechtenstwein Persons and Companies Act ("Medicor," and together with WELLC, the "Medicor Group"), and certain stockholders named therein (the "Belfer Group"), pursuant to which, among other things, the Third Amended and Restated Shareholders Agreement (the "Third Amended and Restated Shareholders Agreement"), dated as of February 14, 2003, among Issuer, ERII, the Medicor Group and the Belfer Group was terminated effective October 1, 2003. Pursuant to the Voting Agreement, ERII, the Medicor Group and certain members of the Belfer Group (collectively, the "Voting Parties") agree to vote shares of Issuer Common Stock owned and controlled by them for the election of each Voting Party's nominee for election as a director at the Company's 2004 Annual Meeting of Stockholders. The Voting Agreement provides that each Voting Party has the right to nominate one director for election at Issuer's 2004 Annual Meeting of Stockholders to serve as a Class 3 member of the Board of Directors of Issuer until Issuer's Annual Meeting of Stockholders in 2007. In addition, each Voting Party will have the right, subject to applicable law, to remove, with or without cause, any director nominated in accordance with the Voting Agreement and each of the Voting Parties are required to vote their shares of Issuer Common Stock in furtherance of this right of removal from the board. The Voting Parties have the right to nominate any replacement for a director nominated in accordance with the provisions of the Voting Agreement upon the death, resignation, retirement, disqualification or removal from office of such director.

        In connection with the termination of the Third Amended and Restated Shareholders Agreement, the Registration Rights Agreement, dated as of October 1, 2003 (the "Registration Rights Agreement"), attached hereto as Exhibit 10.2, was entered into among Issuer, ERII, the Medicor Group, and certain members of the Belfer Group (individually a "Registration Rights Party" and collectively the "Registration Rights Parties"). The Registration Rights Agreement continues in effect substantially the same registration rights that ERII, the Medicor Group and the Belfer Group had under the Third Amended and Restated Shareholders Agreement. Pursuant to the Registration Rights Agreement, ERII, the Medicor Group and their respective permitted transferees have three demand registration rights (subject, in the case of ERII, to the completion of the discussions referred to in Item 4 between the Issuer and ERII regarding the sale of up to 3,000,000 shares of Common Stock by ERII which could result in ERII having only two demand registration rights) and certain members of the Belfer Group have two demand registration rights. Under the Registration Rights Agreement, each Registration Rights Party has the right to participate in a registration demanded by another Registration Rights Party, and in that case, the demand will not count as a demand registration for purposes of the number of demand registration rights the demanding party has under the Registration Rights Agreement. Each of the Registration Rights Parties has unlimited piggyback registration rights. In connection with registration rights received under the Registration Rights Agreement, each of the Registration Rights Parties agreed to enter into holdback agreements if requested by the underwriters in underwritten offerings. The Registration Rights Agreement became effective simultaneously upon the termination of the Third Amended and Restated Shareholders Agreement.

        In connection with the termination of the Third Amended and Restated Shareholders Agreement, Murry S. Gerber resigned from the Board of Directors of the Issuer effective October 1, 2003. Mr. Gerber resigned simultaneously with the resignation of a director representative of the Medicor Group and a director representative of the Belfer Group. As a result of the expanded public float of the Company's shares, representatives of the Company's major stockholders determined to reduce their board representation to more accurately reflect their current ownership interest in the Company and to permit the addition of additional directors with a variety of experience and perspective to the Company's Board of Directors.

        The shares of Issuer Common Stock owned by the ERII Entities, Murry S. Gerber and David L. Porges (collectively, the "Equitable Parties") are being held for investment purposes. The Equitable Parties actively review their investment in the Issuer on the basis of various factors, including the

Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, in comparison with other investment opportunities. Based upon such review, the Equitable Parties will take such actions in the future with respect to the Issuer Common Stock they own as they deem appropriate in light of the circumstances existing from time to time. Any Equitable Party may determine to dispose of some or all of the Issuer's securities currently owned by them either in the open market (subject to applicable legal restrictions) or in registered or privately negotiated transactions, or in other transactions they determine to be appropriate, including, for example, by way of gift or in exchange for other securities. In particular, ERII desires to sell approximately 3,000,000 shares of Common Stock in a registered, negotiated transaction which ERII desires to complete in the next six months. ERII is engaged in discussions with the Company regarding the appropriate means of effecting this registration and transaction. None of the Equitable Parties presently have any plans or intentions to acquire additional Issuer securities. The foregoing is subject to the terms of the Registration Rights Agreement.

THIS SCHEDULE 13D DOES NOT CONSTITUTE AN OFFER FOR ANY SECURITIES FOR SALE. THE SALE OF ANY COMMON STOCK HELD BY ANY EQUITABLE PARTIES WILL BE MADE ONLY BY MEANS OF A PROSPECTUS OR PURSUANT TO AN EXEMPTION FROM REGISTRATION.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)   ERII directly owns 13,006,152 shares of Issuer Common Stock, representing 19.34% of Issuer Common Stock outstanding as of August 1, 2003, which are subject to the Voting Agreement and the Registration Rights Agreement. Equitable, EQT Production and NORESCO do not directly own any shares of Issuer Common Stock. Equitable, however, as the parent of ERII, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Equitable disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by ERII.

        Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, representing .0097% of Issuer Common Stock outstanding as of August 1, 2003. Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of ERII, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Mr. Gerber disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by ERII.

        David L. Porges directly owns 2,000 shares of Issuer Common Stock, representing .0030% of Issuer Common Stock outstanding as of August 1, 2003. Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of ERII, may be deemed to have indirect ownership of 13,006,152 shares of Issuer Common Stock. Mr. Porges disclaims beneficial ownership of the 13,006,152 shares of Issuer Common Stock held by ERII.

        The aggregate number of shares of Issuer Common Stock of which the Foundation may be deemed to be the beneficial owner is 0 shares. On March 31, 2003, the Foundation sold 861,650 shares of Issuer Common Stock, representing 1.29% of Issuer Common Stock outstanding as of March 3, 2003. On May 20, 2003, the Foundation sold 43,350 shares of Issuer Common Stock, representing .0649% of Issuer Common Stock outstanding as of March 3, 2003.

        (b)   Each of Equitable and ERII may be deemed to have the sole power to vote and dispose of 13,006,152 shares of Issuer Common Stock. Mr. Gerber may be deemed to have the sole power to vote and dispose of 13,012,652 shares of Issuer Common Stock. Mr. Porges may be deemed to have the sole power to vote and dispose of 13,008,152 shares of Issuer Common Stock. Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 13,006,152 shares of Issuer Common Stock held by ERII. The principal business, if applicable, and the address of each of ERII, Equitable,

EQT Production, NORESCO and Messrs. Porges and Gerber are listed in Item 2. Messrs. Porges and Gerber are United States citizens.

        Neither Equitable, ERII nor Messrs. Porges and Gerber have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)   None of the persons named in paragraph (a), above, has effected any transactions in Issuer Common Stock during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        The ERII Entities and Messrs. Porges and Gerber have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any other person with respect to any securities of the Issuer other than those described in Item 4 hereof or below:

        (a)   Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.

        (b)   Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.

        (c)   Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc.

        (d)   Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc.

        (e)   Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc.

        (f)    Joint Filing Agreement dated as of October 16, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.		Description
10.1	*
Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.
10.2	*
Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.
10.3
Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D)
10.4		Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D)
10.5
Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D)
99.1	*	Joint Filing Agreement dated as of October 16, 2003

*
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2003

ERI INVESTMENTS, INC.
By:	/s/ KENNETH J. KUBACKI
Name:	Kenneth J. Kubacki
Title:	Vice President
EQUITABLE RESOURCES, INC.
By:	/s/ MURRY S. GERBER
Name:	Murry S. Gerber
Title:	Chairman, President and Chief Executive Officer
By:	/s/ MURRY S. GERBER Murry S. Gerber
By:	/s/ DAVID L. PORGES David L. Porges

EQUITABLE RESOURCES FOUNDATION, INC.
By:	/s/ JAMES E. CROCKARD, III
Name:	James E. Crockard, III
Title:	Treasurer
EQUITABLE PRODUCTION COMPANY
By:	/s/ JAMES M. FUNK
Name:	James M. Funk
Title:	President
NORESCO HOLDINGS, INC.
By:	/s/ JOSEPH E. O'BRIEN
Name:	Joseph E. O'Brien
Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
10.1*	Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.
10.2*
Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein.
10.3
Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.4
Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.5
Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
99.1*	Joint Filing Agreement dated as of October 16, 2003

*
Filed herewith

QuickLinks

  ITEM 1. SECURITY AND ISSUER
  ITEM 2. IDENTITY AND BACKGROUND
  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
  ITEM 4. PURPOSE OF THE TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX